ICU MEDICAL, INC.
ICU MEDICAL (UTAH), INC.
951 CALLE AMANECER
SAN CLEMENTE, CALIFORNIA 92673

July 13, 2005

Hospira, Inc.
275 N. Field Drive
Building H1, Department 0960
Lake Forest, Illinois 60045-2579
Attention: Chief Executive Officer

Re:	Asset Purchase Agreement dated February 25, 2005 between ICU Medical, Inc. and Hospira, Inc.

Dear Mr. Begley:

     The above-referenced Asset Purchase Agreement was assigned by Buyer to ICU Medical (Utah), Inc. (“Newco”) by means of an Assignment and Assumption Agreement dated February 28, 2005 and amended by a letter agreement dated May 1, 2005 among ICU Medical, Inc., Newco and Hospira, Inc. (as amended, the “Agreement”). This letter agreement amends and supplements the Agreement. Capitalized terms used, but not defined, in this letter agreement have the meanings ascribed to them in the Agreement. References in this letter agreement to articles, sections, subsections, schedules and exhibits are to articles, sections, subsections, schedules and exhibits of the Agreement or, when the context indicates, to sections and subsections of schedules and exhibits of the Agreement. Except as expressly amended by this letter agreement, the Agreement remains in full force and effect. In the event of any conflict or inconsistency between this letter agreement and the Agreement, this letter agreement shall control.

Acquired Assets

     Section 2.1(a) is amended to add the following additional Acquired Assets: credits due from vendors for items returned in the amount of $53,000 and petty cash in the amount of $2,000.

Purchase Price

     Section 2.3(a) is amended to read as follows:

          (a) The total purchase price for the Acquired Assets and the Real Property will be the excess of Thirty-three Million Seven Hundred Thousand Dollars ($33,700,000) over the amount of Seller’s accrued liability as of the Closing Date for certain vacation pay and other items that will be assumed by Buyer pursuant to Section 2.5(b) (such excess, the “Purchase Price”), subject to adjustment as provided in Section 2.4, together with the assumption by Buyer of certain obligations of Seller as provided in Section 2.5.

Purchase Price Adjustment

     Section 2.4(a) is amended to add the following at the end thereof:

The agreed downward adjustment to the Purchase Price pursuant to this subsection, as determined in accordance with Section 2.4(b), is $1,252,000.

     Section 2.4(c) is deleted.

Assumption of Certain Obligations

     Section 2.5(b) is amended to read as follows:

          (b) Seller’s liabilities:

               (i) To Employees for vacation pay accrued from January 1, 2005 to the Closing Date, the agreed amount of which is $260,000;

               (ii) For accounts payable accrued for items received but not invoiced as of the Closing Date, the agreed amount of which is $129,000; and

               (iii) For the amount accrued for utilities and other services as of the Closing Date, the agreed amount of which is $241,000.

Tax Allocation

     Schedule 2.8 (“Tax Allocation”) attached to the letter agreement dated May 1, 2005 is replaced with Schedule 2.8 (“Tax Allocation”) attached as Exhibit A hereto.

Additional Purchase Price Adjustment

     Section 2.10 and Exhibit 2.10 and all references in the Agreement to Section 2.10 and Exhibit 2.10 are deleted from the Agreement, and the agreements and covenants of the parties contained in Section 2.10 and Exhibit 2.10 are terminated and of no further force or effect. Simultaneously with the execution of this letter agreement, Seller and Buyer shall execute a document in the form attached as Exhibit B to this letter agreement sufficient to terminate the Encumbrance recorded against the Property, and shall cause the same to be recorded in the office of the County Recorder of Salt Lake County, Utah. Buyer shall be responsible for recording the document and for the applicable recording fee.

Additional Payment to Buyer

     Pursuant to the Agreement as amended and supplemented by the provisions above, Seller shall pay to Buyer, not less than ten (10) days after the date of this letter agreement, $349,000 ($32,167,000 estimated Purchase Price paid by Buyer to Seller at the Closing minus the $31,818,000 final Purchase Price as adjusted). Upon Seller’s receipt of such payment, the parties agree that no further adjustments to the Purchase Price will be made, and the parties further agree to raise no further objections regarding the Closing FTA Statement and the Closing Raw Materials and WIP Statement, it being understood and agreed that the reconciliation of amounts under this letter agreement represents the complete and final determination of the parties of the Net Book Value at Closing of the Facility Tangible Assets and the Net Book Value at Closing of the Raw Materials and WIP.

Retention Bonus for Key Employees

     Section 4(d) of Schedule 6.8 to the Agreement is deleted.

Please indicate your agreement to the foregoing by signing below.

ICU Medical, Inc.	ICU Medical (Utah), Inc.

By: /s/ Francis J. O’Brien	By: /s/ Francis J. O’Brien
Name: Francis J. O’Brien	Name: Francis J. O’Brien

Agreed and Accepted this 13th day of July, 2005

Hospira, Inc.

By: /s/ Terrence C. Kearney
Name: Terrence C. Kearney